Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2023 of Osisko Development Corp. of our report dated March 28, 2024 relating to the consolidated financial statements, which appears in Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Montreal, Canada

March 28, 2024